As filed with the Securities and Exchange Commission on August 3, 2000.

                                                                                                                                                                            Registration No. 000-30570
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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 10-SB/A

POST-EFFECTIVE AMENDMENT NO. 1

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

Phoenix Metals U.S.A. II, Inc. -------------------------------------------------------------------------------------------------------------------------- (Name of Small Business Issuer in its charter)

Nevada ------------------------------------------------ (State or other jurisdiction of incorporation or organization)	95-4571729 -------------------------------------------- (I.R.S. Employer Identification No.)

801 South Rampart Boulevard, Suite 178 Las Vegas, Nevada -------------------------------------------------- (Address of principal executive offices)	89128 --------------------------------------------- (Zip Code)

Issuer's telephone number,	(702) 947-2178 -------------------------------------------------------
Securities to be registered under Section 12(b) of the Act:
Title of each class to be so registered	Name of each exchange on which each class is to be registered
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Securities to be registered under Section 12(g) of the Act:
Common Stock, Par Value $.0001 ------------------------------------------------------------------------------------------------------------------------- (Title of class)

-------------------------------------------------------------------------------------------------------------------------- (Title of class)

             This Post-Effective Amendment No. 1 (this "Amendment") is being filed for the purpose of amending the registration statement on Form 10-SB/A of Phoenix Metals U.S.A. II, Inc., filed with the Securities and Exchange Commission on May 24, 2000, effective on July 24, 2000. Specifically, this Amendment is being filed to amend Part I, Item 4 - Security Ownership of Certain Beneficial Owners and Ma

Item 4.              Security Ownership of Certain Beneficial Owners and Management

             The following table sets forth the information as of May 9, 2000 with respect to each person known to the Company to be the beneficial owner of more than five percent of any class of the Company's common stock, each director of the Company and all directors and officers of the Company as a group. Beneficial ownership includes securities to which a person has sole or shared voting or investment p o
Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class[3]
Common Stock	Diana L. Flaherty[1] 801 S. Rampart Blvd., #178 Las Vegas, Nevada 89127	85,407,012	46.73%
Common Stock	Robert F. Flaherty[1] 801 S. Rampart Blvd., #178 Las Vegas, Nevada 89127	22,763,007	12.45%
Common Stock	Robert F. & Diana L. Flaherty, Inc.[2] 801 S. Rampart Blvd., #178 Las Vegas, Nevada 89127	56,771,362	31.07%
Common Stock	Dynasty Corporation of Nevada, Inc.[2] 801 S. Rampart Blvd., #178 Las Vegas, Nevada 89127	1,533,762	0.85%
Common Stock	Total of all Shares Beneficially Owned by Officers and Directors (as a group)	166,475,143	91.10%

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1Director and officer of the Company

2Robert F. Flaherty and Diana L. Flaherty, husband and wife, are the sole stockholders of the listed corporation.

3Based on 182,746,168 shares of common stock outstanding as of May 9, 2000.

             There are no arrangements presently known to the Company that could result in a change in control of the Company.

SIGNATURES

             In accordance with Section 12 of the Securities Exchange Act of 1934, as amended, the Company caused this Post-Effective Amendment No. 1 to its registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

PHOENIX METALS U.S.A. II, INC.
Dated:	August 3, 2000	By:	/s/ Diana Lee Flaherty ---------------------------------------------- Diana Lee Flaherty, Chairperson of the Board of Directors, Secretary and Treasurer

             Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Diana Lee Flaherty ------------------------------------- Diana Lee Flaherty		Chairperson of the Board of Directors, Secretary and Treasurer	August 3, 2000

* ------------------------------------- Robert F. Flaherty		President and Director	August 3, 2000

By:	/s/ Diana Lee Flaherty ----------------------------- Diana Lee Flaherty	Attorney-in-fact	August 3, 2000